Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Broadband Corporation:

We consent to the incorporation by reference in the registration statement on this Form S-8, regarding the Liberty Broadband Corporation 2014 Omnibus Incentive Plan, of our report dated July 24, 2014, with respect to the combined balance sheets of Liberty Broadband Corporation as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2013, which report appears in Amendment No. 3 to Liberty Broadband Corporation’s registration statement on Form S-1 (File No. 333-197619) filed on October 23, 2014.

/s/ KPMG LLP

Denver, Colorado
November 21, 2014